NEWS RELEASE

November 26, 2018	No. 18-17

Avalon Arranges $876,000 in Interim Financing

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has closed a private placement of units for gross proceeds of $376,250 and entered into a $500,000 convertible security funding agreement ("Funding Agreement") with an entity managed by The Lind Partners (“Lind”), a New York based asset management firm. The Company continues to make steady progress with its development plans on the East Kemptville Tin Project and Separation Rapids Lithium Project. Recent work has mainly involved completing necessary product off-take agreements, project permitting, environmental assessment and community engagement.

The non-brokered private placement consisted of 5,375,000 units issued at a price of $0.07 per unit for gross proceeds of $376,250. Donald S. Bubar, President and CEO of the Company, subscribed for 1,000,000 of these units. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of 24 months from issuance, or, if at any time following issuance, the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires four months and one day after closing. The proceeds from this private placement will be used for general working capital purposes.

The convertible security under the Funding Agreement has a two year term and will accrue a simple interest rate obligation of 10% on the amount funded that is prepaid and attributed to its face value upon issuance. Lind will be entitled to convert the convertible security commencing 180 days after execution of the Funding Agreement at a conversion price equal to the higher of (a) 80% of the five day trailing VWAP of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules. Avalon has floor price protection, such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the convertible security at any time.

In conjunction with the closing of the convertible security, Lind will receive a commitment fee of $15,000 and 4,575,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.07 per common share until 36 months after closing.

The Company has received conditional approval of the TSX in connection with the completion of these financings.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About The Lind Partners

The Lind Partners is a New York-based institutional fund management firm focused on small-and mid-cap companies publicly traded in Canada, Australia and the UK across mining, oil & gas, biotech and technology. Lind employs a multi-strategy investment approach: direct investments of new capital; participation in syndicated equity placements; IPO/pre-IPO investments; and selective open market trades. Since 2009, the Lind team has completed over 75 direct investments totaling over $600 million in value.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the financings, and the timing of closing of the transaction, Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.